DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com Sanjay M. Shirodkar Sanjay.Shirodkar@dlapiper.com T 202.799.4184 F 202.799.5020

March 7, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Christina Chalk

Re:	OPTIBASE LTD
Schedule 14D-9/A filed March 1, 2022
SEC File No. 5-58473

Dear Ms. Chalk :

On behalf of our client, Optibase Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated March 1, 2022 (the “Comment Letter”), regarding the above-referenced filing. Concurrently with the filing of this letter, the Company is filing its Amendment No. 2 to the Schedule 14D-9 (the “Amended Schedule 14D-9”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Schedule 14D-9/A filed March 1, 2022

Item 1. Subject Company Information , page 2

1.          We note the disclosure here that the Company has elected to delist the shares from the TASE, effective April 13, 2022. Explain how this pending development factored into the Board's analysis of the Offer. If it was not considered, explain why.

Christina Chalk
March 7, 2022
Page Two

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company respectfully advises the Staff that it has revised the disclosures in the Amended Schedule 14D-9 to reflect the Staff’s comment by adding the following :

Item 1(b):

Adding the following at the end of the last paragraph:

“As described in the Company’s announcement on January 11, 2022, following the full repayment and de-listing on December 29, 2021 of the Company’s TASE-listed bonds, the Company concluded that it is in the best interest of the Company to also delist the Ordinary Shares from the TASE and for the Ordinary Shares to remain only traded on Nasdaq, as a majority of Optibase’s investors operate in the US market, most of the trading in the Ordinary Shares is on Nasdaq and there is only very limited trading of the Ordinary Shares on the TASE.”

Item 4(a):

Adding a cross-reference in the third paragraph so that it reads:

“The Board took into account the factors noted below in “Reasons for the Board’s Position,” including the fact that the Offer provides for a cash purchase price to the Optibase Shareholders who tender their Optibase Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning Optibase Shares, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally.”

Item 4(b):

Adding the following factor

“Limited Trading Markets and Liquidity Alternatives.  The Board took into account that as announced by the Company on January 11, 2022, following the full repayment and de-listing on December 29, 2021 of the Company’s TASE-listed bonds, the Company resolved to delist the Optibase Shares from the TASE (with the last day for trading of the Ordinary Shares on the TASE scheduled for April 11, 2022) and that its Ordinary Shares only trade on the Nasdaq. As a result, the Board considered the limited trading markets and liquidity alternatives for the holders of the Optibase Shares.”

Christina Chalk
March 7, 2022
Page Three

Item 4. The Solicitation or Recommendation, page 5

2.          On page 6, you disclose that before evaluating the Offer, the Board consulted with its Special Committee which undertook its own analysis of the Offer before making a recommendation to the Board. Revise to describe the Special Committee's analysis and how the Board analyzed it in determining to remain neutral with respect to the Offer.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company respectfully advises the Staff that it has revised the disclosure on page 3 of the Amended Schedule 14D-9 to reflect the Staff’s comment by adding the following:

Item 4(b):

Adding disclosure to clarify that the Board comprised of five members, but that two Board members did not participate in the consideration of the Offer. As a result, the only members of the Board that evaluated the Offer were the members of the Special Committee. The following disclosure was added:

“The Board consists of five members: the three members of the Special Committee (Haim Ben-Simon, Danny Lustiger and Tali Yaron-Eldar), Mr. Reuwen Schwarz and Mr. Alex Hilman.

As described in Item 4(a) above, Mr. Reuwen Schwarz has conflicts of interest and in accordance with Israeli Companies Law was not permitted, and did not, participate in the consideration of the Offer by the Board, and Mr. Alex Hilman also did not participate in the consideration of the Offer by the Board in accordance with the Israeli Companies Law since he might be deemed to have a personal interest in the Offer pursuant to the Israeli Companies Law (as described in Item 3 above).

Accordingly, in evaluating the Offer, the only Board members that participated in the Board review and consideration of the Offer were the three directors who are members of the Special Committee, who are neither employees of Optibase nor affiliated with the Bidder Group.

Christina Chalk
March 7, 2022
Page Four

In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board (comprised solely of the three directors who are members of the Special Committee (in accordance with Israeli law (as described above))) restated the recommendation and reasons stated by the Special Committee, and consulted with Company’s senior management and legal counsel and considered a number of factors. The Special Committee undertook its own analysis, which was thereafter restated by the Board (comprised solely of the three directors who are members of the Special Committee). The factors that the Board and the Special Committee believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:”

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Sanjay Shirodkar at (202) 799.4184 or via email at Sanjay.Shirodkar@us.dlapiper.com.

Very truly yours,

Respectfully,

Sanjay M. Shirodkar
Sanjay.Shirodkar@us.dlapiper.com

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cc:	Jon Venick, Esq. (DLA Piper LLP (US))
Tuvia Geffen, Adv (Naschitz, Brandes, Amir & Co.)
Adva Bitan, Adv. (Gross Law Firm)